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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                    NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q [ ] Form N-SAR

                   For Period Ended: December 31, 2003

                       [   ]  Transition Report on Form 10-K
                       [   ]  Transition Report on Form 20-F
                       [   ]  Transition Report on Form 11-K
                       [   ]  Transition Report on Form 10-Q
                       [   ]  Transition Report on Form N-SAR

                   For the Transition Period Ended:_____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I-REGISTRANT INFORMATION

JACOBSON RESONANCE ENTERPRISES INC.                    Full Name of Registrant

Not Applicable                                         Former Name if Applicable

8200 Jog Road Suite 100                                 Address of Principal
                                                       Executive Office (Street and Number)

Boynton Beach, FL 33437                                City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |   (a)  The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
       |
       |   (b)  The subject annual report, semi-annual report, transition report
       |        on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
       |        will be filed on or before the fifteenth calendar day following
       |        the prescribed due date; or the subject quarterly report of
[X]    |        transition report on Form 10-Q, or portion thereof will be filed
       |        on or before the fifth calendar day following the prescribed due
       |        date; and
       |
       |   (c)  The accountant's statement or other exhibit required by Rule
       |        12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion hereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

We were not able to complete the required financial statements for this period on a timely  basis.  We expect to file the required report within the allotted extension.

PART IV-OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

       DR. JERRY JACOBSON                 561  752-4141
       ------------------           ----------------------------
            (Name)                  (Area Code)(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the
       Securities Exchange Act of 1934 or Section 30 of the Investment Company
       Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If
       answer is no, identify report(s).  [X] Yes   [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?  [ ] Yes   [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       JACOBSON RESONANCE ENTERPRISES INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 29, 2004                          By   /s/ Dr. Jerry Jacobson
       -----------------                              ------------------------
                                                        Dr. Jerry Jacobson

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

  1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
       Rules and Regulations under the Securities Exchange Act of 1934.

  2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
       Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
       General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the
       Commission files.

  3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

  5.   Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
       Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
       Rule 202 of Regulation S-T (ss.232.201 orss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
       Regulation S-T (ss.232.12(b) of this Chapter).